Filed by Chevron Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Noble Midstream Partners LP

Commission File No. 001-37640

Date: March 5, 2021

MARCH 5, 2021

Chevron Announces Agreement to Acquire Noble Midstream Partners

•	Simplifies governance and corporate structure

•	Enables further integration in support of leading DJ & Permian positions

•	Transaction expected to close in 2Q 2021

SAN RAMON, Calif., March. 5, 2021 – Chevron Corporation (NYSE: CVX) (“Chevron”) and Noble Midstream Partners, LP (NASDAQ: NBLX) (“Noble Midstream”) announced today that they have entered into a definitive agreement for Chevron to acquire all (33.925 million) of the publicly held common units representing the limited partner interests in Noble Midstream, not already owned by Chevron and its affiliates (the “Common Units”), in an all-stock transaction whereby each outstanding unitholder of Noble Midstream would receive 0.1393 of a share of common stock of Chevron in exchange for each Common Unit owned.

“We believe this buy-in transaction is the best solution for all stakeholders, enabling us to simplify the governance structure and capture value in support of our leading positions in the DJ and Permian basins,” said Colin Parfitt, Vice President of Chevron Midstream and Chairman of the Board of Directors (the “Board”) of the general partner of Noble Midstream Partners LP.

The Conflicts Committee of the Board, comprised entirely of independent directors, after consultation with its independent legal and financial advisors, unanimously approved the merger. Subsequently, the merger was approved by the Board.

The transaction is expected to close in the second quarter of 2021, subject to customary approvals. A subsidiary of Chevron, as the holder of a majority of the outstanding Common Units, has voted its units to approve the transaction.

Advisors

Citi is acting as financial advisor and Latham & Watkins LLP is acting as legal advisor to Chevron. Janney Montgomery Scott is acting as financial advisor and Baker Botts L.L.P. is acting as legal advisor to the Conflicts Committee of the Board.

About Chevron

Chevron Corporation is one of the world’s leading integrated energy companies. Through its subsidiaries that conduct business worldwide, the company is involved in virtually every facet of the energy industry. Chevron explores for, produces and transports crude oil and natural gas; refines, markets and distributes transportation fuels and lubricants; manufactures and sells petrochemicals and additives; generates power; and develops and deploys technologies that enhance business value in every aspect of the company’s operations. Chevron is based in San Ramon, California. More information about Chevron is available at www.chevron.com.

About Noble Midstream

Noble Midstream is a master limited partnership originally formed by Noble Energy, Inc. and majority-owned by Chevron Corporation to own, operate, develop and acquire domestic midstream infrastructure assets. Noble Midstream currently provides crude oil, natural gas, and water-related midstream services and owns equity interests in oil pipelines in the DJ Basin in Colorado and the Delaware Basin in Texas. Noble Midstream strives to be the midstream provider and partner of choice for its safe operations, reliability, and strong relationships while enhancing value for all stakeholders. For more information, please visit www.nblmidstream.com.

# # #

As used in this news release, the term “Chevron” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Chevron Corporation, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

Please visit Chevron’s website and Investor Relations page at www.chevron.com and www.chevron.com/investors, LinkedIn: www.linkedin.com/company/chevron, Twitter: @Chevron, Facebook: www.facebook.com/chevron, and Instagram: www.instagram.com/chevron, where Chevron often discloses important information about the company, its business, and its results of operations.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 This news release contains forward-looking statements relating to Chevron’s and Noble Midstream’s operations that are based on their respective management’s current expectations, estimates and projections about the petroleum, chemicals and other energy-related industries. Words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, many of which are beyond the company’s control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Unless legally required, neither Chevron nor Noble Midstream undertake any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are: statements regarding the expected benefits of the proposed transaction to Chevron and its shareholders and Noble Midstream and its unitholders; the anticipated consummation of the proposed transaction and the timing thereof; changing crude oil and natural gas prices and demand for our products, and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the company operates; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; the company’s ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the company’s suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of the company’s joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of the company’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the company’s control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; the company’s ability to achieve the anticipated benefits from the acquisition of Noble Energy; the company’s future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; Chevron’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 23 of the company’s 2020 Annual Report on Form 10-K and in other subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable or unknown factors not discussed in this news release could also have material adverse effects on forward-looking statements.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Chevron will file a registration statement on Form S-4, which will include an information statement of Noble Midstream, with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITYHOLDERS OF CHEVRON AND NOBLE MIDSTREAM ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT, PROSPECTUS, OR OTHER DOCUMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive information statement will be sent to securityholders of Noble Midstream in connection with any solicitation of proxies or consents of Noble Midstream unitholders relating to the proposed transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by Chevron or Noble Midstream with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from Chevron’s website at www.chevron.com under the “Investors” tab under the heading “SEC Filings” or from Noble Midstream’s website at www.nblmidstream.com under the “Investors” tab and the “SEC Filings” sub-tab.

Participants in the Solicitation

Chevron, Noble Midstream and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies and consents in respect of the transaction. Information about these persons is set forth in Chevron’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2020, and Noble Midstream’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 12, 2021, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the consent solicitation statement prospectus statement, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.

Contacts: Braden Reddall, Chevron, 925-842-2209

        Park Carrere, Noble Midstream, 281-872-3208